ITEM 77Q1(D)


On February 5, 1997, the Board of Trustees of Aon Funds (the "Trust") adopted resolutions amending the Aon Funds Plan Pursuant to Rule 18f-3(d) Under Investment Company Act of 1940, as amended (the "Rule 18f-3 Plan"), as follows:

                  RESOLVED, that Section 1.b. of the Rule 18f-3 Plan of the Trust is hereby amended to add at the end of such Section the following:

                  "All Class C Shares of each Fund issued and outstanding as of 3:00 p.m., Central Time, on February 28, 1997, including all Class C Shares of such Fund acquired by reinvestment of dividends or distributions with respect to Class C Shares, shall automatically convert into Class Y Shares of such Fund effective as of such date and time, subject to the conditions set forth below, and thereafter no additional Class C Shares shall be offered or issued by any Fund (and any Class C Shares which would otherwise be issuable upon reinvestment of dividends or distributions with respect to Class C Shares shall instead be issued as Class Y Shares); provided, however, that such conversion shall occur subject to the satisfaction of the following conditions: (i) the expenses to which Class Y Shares of each Fund are subject, including payments authorized under the Class Y 12b-1 plan, if any, of such Fund are not as of such date higher than the expenses of Class C Shares of such Fund, including payments authorized under such Fund's Class C 12b-1 plan; (ii) there is available as of such date an opinion of counsel or of an auditing firm serving as tax adviser to the Trust to the effect that such conversion of Class C Shares into Class Y Shares does not constitute a taxable event for the holders of such Class C Shares; (iii) the amount of expenses to which Class Y Shares of each Fund are subject, including payments authorized under the Class Y 12b-1 plan, if any, of such Fund is not increased materially on or prior to such date without approval of the shareholders of Class C Shares of that Fund and (iv) the conversion is effected on the basis of the relative net asset values of the Class C Shares and Class Y Shares as determined as of such date and time, without the imposition of any sales load or other charge."


                  FURTHER RESOLVED, that Section 1.a. of the Rule 18f- 3 Plan of the Trust is hereby amended to add at the end of such Section the following:

         "; provided, however, that effective as of and after 3:00 p.m., Central Time, on February 28, 1997, Class Y Shares of any Fund may be offered directly by any distributor(s) of that Fund to investors who are eligible to purchase such Shares as described in the Prospectus and/or Statement of Additional Information of each Fund as the same may be amended from time to time; and provided, further, that effective as of such date and time Class Y Shares shall henceforth be referred to as "Shares.""